Exhibit 99.1

News Release

PRIME INFRASTRUCTURE AND BROOKFIELD INFRASTRUCTURE STRIKE MERGER AGREEMENT

Transaction will create a leading global infrastructure company with a market capitalization in excess of US$2.5 billion; Prime security holders to receive 0.24 Units of Brookfield Infrastructure, representing a price of AUD$4.60 per Prime Security, a premium of approximately 30% over the closing prices on 20 August 20101.

August 23, 2010 (East Australia Time) – Prime Infrastructure (ASX: PIH) and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) today announced that they have entered into a definitive merger agreement to create a leading global infrastructure company, in a transaction with an implied value of AUD$1.6 billion (US$1.4 billion) for Prime Infrastructure.

Under the terms of the transaction, Prime security holders will receive 0.24 Brookfield Infrastructure units (“BIP Units”) for each Prime stapled security held, representing a price of AUD$4.60 per Prime Security. The transaction represents a premium of approximately 28% and 32% if calculated based on the five-trading day and 30-trading day, respectively, volume weighted average prices of the Prime and BIP securities prior to the date of this announcement2.

In addition, to accommodate holders of smaller numbers of Prime securities, each Prime security holder is also entitled to receive cash in lieu of BIP Units, up to a limit of 4,000 BIP Units per holder.  As described in greater detail below, based on analysis of the current Prime register, this liquidity facility is expected to enable the vast majority of holders of smaller numbers of Prime securities to receive a cash exit price of AUD$4.55 per unit3 for their entire holding, if they so elect.  In addition, Prime security holders will be entitled to a distribution of  7.5 cents per security in respect of the quarter ended 30 September 2010.

Upon successful completion of the transaction, Brookfield Infrastructure will increase its ownership of Prime from 40% to 100%.

1.	Based on closing prices on the ASX and NYSE and an exchange rate of US$0.8939 per AUD.
2.	Calculation also assumes an average exchange rate over the relevant periods.
3.
This amount will be paid in U.S. dollars and (subject to the terms of the liquidity facilities described in greater detail herein) at a stipulated amount of  $17.02 per BIP Unit (being the most recent 5 trading day volume weighted average price for BIP Units on the New York Stock Exchange).  This equates to a price per Prime security of AUD$4.55 at the five-day average exchange rate over the same period.

Merits of the Transaction

“We believe that this merger provides significant benefits to investors of both Prime and Brookfield Infrastructure,” said Sam Pollock, chief executive officer of Brookfield Infrastructure Partners. Pollock added: “Over the past several months, we have heard from a number of large Prime investors encouraging us to undertake a merger transaction of this nature, and we are pleased to bring this opportunity to all Prime security holders.”

In unanimously agreeing to propose the transaction, the board of directors of Brookfield Infrastructure noted that the transaction is expected to realize the following key benefits to Brookfield Infrastructure:

-	accretive immediately to all holders of Brookfield Infrastructure;

-	significantly expands Brookfield Infrastructure’s global franchise as a leading owner and operator of high quality, long-life infrastructure assets with increased scale and growth opportunities;

-	substantially enhances the trading liquidity of Brookfield Infrastructure within a combined enterprise having a market capitalization in excess of US$2.5 billion; and

-	greatly simplifies the ownership structure of the two businesses.

The Independent Directors of Prime have unanimously recommended the transaction in the absence of a superior proposal, and subject to the required independent expert report determining that the transaction is in the best interests of Prime security holders. Grant Samuel has been engaged to prepare the independent expert’s report.

“Joining forces with established partners at Brookfield Infrastructure enables us to continue to participate in the returns from our current investments, within a larger, more diversified portfolio of high quality infrastructure assets,” said Hon. Dr. David Hamill, Independent Chairman of the Board of Directors of Prime Infrastructure. “The Independent Directors believe that a combination of these platforms offers Prime security holders an opportunity to invest in a stronger global group with access to greater financing options and significant growth prospects. In addition, the transaction if successful will allow Prime security holders to achieve a significant value enhancement to their investment in Prime Infrastructure, through the receipt of either Brookfield Infrastructure units or cash.”

The execution of the merger agreement was unanimously approved by Prime’s board of directors after receiving the unanimous recommendation of a Transaction Committee comprised of all of Prime’s Independent Directors, including The Hon. Dr David Hamill (who served as Chairman of the Committee), Mr. Leigh Hall, Mr. James Sloman and Mr. Barry Upson.  The Transaction Committee received independent financial advice from Gresham Advisory Partners and legal advice from Freehills.

In recommending the transaction, the Transaction Committee had regard to the fact that the Brookfield Infrastructure offer:

-	represents a significant premium to the market price of Prime’s stapled securities;

-	substantially increases the enterprise’s access to equity and debt markets, paving the way for expansion of existing operations and growth in funds from operations;

-	provides an attractive opportunity for security holders to own a broader, globally diverse portfolio of long-life, high quality infrastructure assets; and

-	enables Prime security holders to further benefit from access to global platforms and the sponsorship of Brookfield Infrastructure.

Distributions

Upon successfully completing the acquisition of 100% of Prime, Brookfield Infrastructure plans to increase its target annual distribution in calendar 2011 to US$1.24 per Unit (an increase of 13%), subject to board approval, based on business conditions at that time. Based on the current exchange rate4 and the exchange ratio of 0.24, this would translate to an equivalent annual distribution to Prime security holders who receive BIP Units of AUD$0.33 an effective   10% increase in the current annualised quarterly distribution per Prime security.  The planned increase in Brookfield Infrastructure’s distribution reflects the anticipated strong cash flow generation of the merged company and its superior portfolio of infrastructure assets.  Due to the merged enterprise’s increased opportunity to invest in accretive growth projects, this estimated distribution level has been set at a payout ratio at or below the low end of Brookfield Infrastructure’s targeted payout ratio of 60% to 70% of funds from operations.

The Board of Prime has resolved to pay a distribution of 7.5 cents5 per security in respect of the quarter ending 30 September 2010. The Record Date for this distribution will be 30 September 2010 and the distribution will be paid on or about 30 November 2010.

Summary of the Transaction

The transaction is being implemented by way of a Scheme of Arrangement (Scheme) under Australian law6. Brookfield Infrastructure will also make a concurrent takeover bid (Bid) for Prime under Australian law.

Scheme of Arrangement

Under the Scheme, each Prime security holder will receive 0.24 BIP Units in exchange for each Prime security held, subject to receipt of all applicable approvals and consents.  The Scheme requires approval by at least 75 per cent of votes cast by Prime security holders (other than Brookfield Infrastructure) and support from the majority by number of such holders who vote7.  Prime plans to hold security holders’ meetings to approve the Scheme in early November 2010, pending receipt of applicable regulatory approvals and satisfaction of other conditions.

In order to accommodate holders of smaller numbers of Prime securities, Brookfield Infrastructure will make available a liquidity facility pursuant to which each Prime security holder is entitled to receive cash in lieu of BIP Units, up to a limit of 4,000 units per holder (Voluntary Liquidity Facility).  In addition, a separate liquidity facility will be implemented for all ineligible

4.  US$0.8939 per AUD
5.  AUD$0.075 cents per security
6.  A scheme of arrangement under section 411 of the Australian Corporations Act and concurrent ‘trust schemes’ effected by constitutional changes and approvals under section 611, item 7 of the Australian Corporations Act.
7.  Subject to an ability of the Court to dispense with the majority by number requirement in some circumstances.

 Prime security holders in jurisdictions where it may be impracticable to issue BIP Units (Compulsory Liquidity Facility).  Details of these liquidity facilities are provided below.

Takeover Bid

Brookfield Infrastructure also intends to make an ‘any or all’ takeover offer for Prime securities, for the same consideration as proposed under the Scheme, other than that, due to securities law restrictions, the Voluntary Liquidity Facility will not be made available under the Bid and the nature of the Compulsory Facility will require regulatory approval, the receipt of which is a condition of the Bid. The Bid will also be subject to the Scheme not proceeding, and other conditions substantially similar to those applicable to the Scheme which are described in the attached summary of the merger agreement.

The Bid will not be subject to any minimum acceptance threshold, and Brookfield Infrastructure will take up all Prime securities that are tendered, subject to satisfaction or waiver of the conditions to the Bid.  Brookfield Infrastructure has decided to undertake the concurrent Bid in order to ensure that Prime security holders are able to obtain the stock consideration offered under this transaction, regardless of the outcome of the Scheme.

The Liquidity Facilities

Under the Scheme, Prime security holders may elect to receive cash by accessing a Voluntary Liquidity Facility for up to 4,000 BIP Units that would otherwise be received under the transaction.  Under this Voluntary Liquidity Facility, subject to the requirement to effect market sales as described below, each electing holder will receive (subject to the limitation described below) US$17.02 for each eligible Unit, representing the five-day volume-weighted average trading price of BIP Units on the New York Stock Exchange immediately preceding the date of this announcement.  This equates to a price per Prime security of AUD$4.55, based on the most recent five-day average exchange rate over the same period

In addition, as is customary in transactions of this nature, under the Scheme, a Compulsory Sale Facility will be established to enable the payment of cash to Prime security holders who are ineligible to receive BIP Units under the transaction.  Under this facility, ineligible holders are expected to receive (subject to the requirement to effect market sales described below) a price for their Prime securities based on a 20-day volume weighted average trading price ending on or about the completion of the transaction.

In order to support these facilities, Brookfield Asset Management has provided an equity commitment of up to US$300 million.  Since cash available under this commitment is limited, the possibility exists that market sales under each of the above facilities may be required.  Accordingly, the ultimate price to be paid to participants under the Voluntary Liquidity Facility or the Compulsory Liquidity Facility cannot be assured.  In the event that cash proceeds are insufficient, excess units will be sold on the market and participants in the applicable facility will receive the blended price.  Based on analysis of the current Prime register, however, it is reasonably likely that the amount of these facilities combined will not exceed Brookfield Asset Management’s US$300 million commitment, providing greater pricing certainty to participants in these facilities.

Commitment from Brookfield Asset Management

As described above, in order to support the liquidity facilities, Brookfield Asset Management has provided an equity commitment of up to US$300 million.  Brookfield Infrastructure will draw amounts under this commitment first to fund amounts required under the Voluntary Liquidity Facility, and second to fund amounts required under the Compulsory Liquidity Facility (to the extent of any then undrawn amounts under the commitment).  Under this commitment, Brookfield Asset Management will subscribe for equity at a price per unit of US$17.02, being the same price to be paid to holders who elect to receive cash under the Voluntary Liquidity Facility, except that the first US$50 million to fund the Compulsory Facility will be subscribed at a price per unit based on the same 20-day volume-weighted average trading price received by holders under the Compulsory Liquidity Facility.  These subscriptions may be for units of either Brookfield Infrastructure or Brookfield Infrastructure L.P.

Following successful completion of the transaction, Brookfield Asset Management is expected to hold between 28% and 39% of Brookfield Infrastructure on a fully-diluted basis, depending on the amounts ultimately required to be funded pursuant to these facilities.  If all Prime security holders (other than BIP) were to receive BIP Units in exchange for their Prime securities, those former Prime security holders would hold approximately 32% of Brookfield Infrastructure.

Process

The transaction is subject to regulatory approvals in Australia, New Zealand, Europe and the United States.  The Scheme will also be subject to Court approval  in Australia.

In addition to the approval of Prime security holders of the Scheme as described above, the transaction is also subject to approval of holders of a majority of Brookfield Infrastructure units.  Brookfield Asset Management has confirmed that it will vote its approximate 40% holding of BIP Units in favour of the transaction.

It is anticipated that meetings of security holders to seek these approvals will be held in early November 2010, and that the merger will be completed prior to year end.

Detailed documentation in relation to both the Scheme and the Bid is expected to be mailed to Prime Infrastructure security holders in early October 2010.  Materials in respect of the meeting of unitholders of Brookfield Infrastructure are expected to be mailed shortly thereafter.

The Scheme is also subject to a number of other matters as referred to in the attached summary of the merger agreement.

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Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) owns and operates long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions to unit holders. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

Prime Infrastructure (ASX: PIH) is a specialist infrastructure operator which owns and manages a portfolio of high quality infrastructure assets. Prime invests in businesses across two operating platforms based on their underlying economic drivers – utilities and fee for service. Its portfolio of infrastructure assets is primarily in the energy and transport sectors located in Australasia, North America and Europe.  For further information please visit the Prime Infrastructure’s website at www.primeinfrastructure.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “grow”, “expect”, “potential”, “stable”, “tend”, “seeks”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements about the benefits of the proposed transaction to security holders of each of Prime and Brookfield Infrastructure, the anticipated successful completion of the transaction described herein, the amounts likely to be received under the Voluntary Liquidity Facility, Brookfield Infrastructure’s ability to generate resilient cash flow streams, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. Although Brookfield and Brookfield Infrastructure believe that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the possible exercise of termination rights under the definitive merger agreement described herein, economic and financial conditions in the countries in which Brookfield, Brookfield Infrastructure and Prime Infrastructure each do business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure and Prime Infrastructure is dependent on market demand for an infrastructure company, the availability of equity and debt financing, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in Brookfield’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks” and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, neither Brookfield nor Brookfield Infrastructure undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Prime Infrastructure	Brookfield Infrastructure Partners
Media Relations and Investor Relations David Akers Investor Relations Manager Tel: + 61 2 9692 2870 Email: david.akers@primeinfrastructure.com	Media Relations Andrew Willis SVP, Communications and Media Tel: 416-369-8236 Email: Andrew.willis@brookfield.com
Investor Relations
Michael Botha SVP, Finance Tel: 416.359.7871 Email: mbotha@brookfield.com